Filed By: Global X Funds Pursuant to Rule 425
under the Securities Act of 1933
Subject Company: Mirae Asset Discovery Funds
Investment Company Act File No. of Subject Company: 811-22406
Mirae Asset Discovery Funds
(the “Trust”)

Emerging Markets Fund
Emerging Markets Great Consumer Fund
(each a “Target Fund” and, collectively, the “Target Funds”)

Supplement dated December 16, 2022 to the Statutory Prospectus and
Summary Prospectuses, each dated August 28, 2022, as supplemented

This supplement provides new and additional information beyond that contained in the Statutory Prospectus and Summary Prospectuses, and should be read in conjunction with those documents.

Reorganization into Global X Funds

As previously communicated in the Supplement dated November 16, 2022 to the Statutory Prospectus and Summary Prospectus of each of the Target Funds, on November 11, 2022, the Board of Trustees of the Trust (the “Board”), based upon the recommendation of Mirae Asset Global Investments (USA) LLC (“MAGI”), the investment manager of the Target Funds, approved the reorganization (each, a “Reorganization” and collectively, the “Reorganizations”) of each Target Fund into the corresponding, newly organized series (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”) of Global X Funds, shown below. Each Acquiring Fund has been created for the purpose of acquiring the assets and liabilities of the corresponding Target Fund, pursuant to the terms of an Agreement and Plan of Reorganization. Each Acquiring Fund is advised by Global X Management Company LLC (“Global X”), an affiliate of MAGI. The Board determined that it would be in the best interests of each Target Fund and its shareholders to enter into the Reorganization, and approved the Agreement and Plan of Reorganization providing for the acquisition of all of the assets and assumption of the liabilities of each Target Fund by the corresponding Acquiring Fund, each of which will operate as an actively managed exchange-traded fund (“ETF”), in exchange solely for shares of such Acquiring Fund, which shares would be distributed pro rata by the Target Fund to the holders of its Class I Shares in complete liquidation of the Target Fund.

The proposed Reorganizations are shown below:

Target Funds (each a series of the Trust)	Acquiring Funds (each a series of Global X Funds)
Emerging Markets Fund	Global X Emerging Markets ETF
Class A*
Class C*
Class I
Emerging Markets Great Consumer Fund	Global X Emerging Markets Great Consumer ETF
Class A*
Class C*
Class I

* If a Reorganization is approved by that Target Fund’s shareholders, immediately prior the closing of the Reorganization, Class A and Class C Shares of each Target Fund will be converted into Class I Shares (without a contingent deferred sales charge or other charge).

The Trust will present the proposed Reorganizations to the Target Funds’ shareholders for their approval at a special shareholder meeting (the “Shareholder Meeting”) to take place on March 1, 2023. A notice of the Shareholder Meeting and a proxy statement/prospectus seeking shareholder approval for the Agreement and Plan of Reorganization and containing information about the applicable Acquiring Fund, the reasons for the proposed Reorganization and potential benefits to the Target Fund’s shareholders, are expected to be sent to the shareholders of each Target Fund on or about January 17, 2023. Only shareholders of record as of the close of business on January 6, 2023 will be entitled to notice of, and to vote at, the Shareholder Meeting. If shareholders of the Target Funds approve the Reorganizations, the Reorganizations are expected to occur on or about April 14, 2023.

For more information, please contact your Target Fund(s) at (212) 205-8342.

Investors may obtain free copies of the proxy statement/prospectus and other documents (when they become available) that will be filed with the SEC at the SEC's web site at www.sec.gov. Investors should read the proxy statement/prospectus and other documents because they contain important information. In addition, free copies of the proxy statement/prospectus and other documents filed with the SEC may also be obtained without charge after the proxy statement/prospectus becomes effective from Mirae Asset Discovery Funds by calling 212-205-8342 or writing to us.marketing@miraeasset.com.

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PLEASE RETAIN THIS SUPPLEMENT
WITH THE STATUTORY AND SUMMARY PROSPECTUSES
FOR FUTURE REFERENCE